**OMAC BEVERAGE SECURITIES, LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2016**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2016**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.